
WOODSIDE
AUSTRALIAN ENERGY

17 July 2003


03029054

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release/s which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Report for the Quarter Ended 30 June 2003, lodged with the ASX on 17 July 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 8/6

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

REPORT FOR THE QUARTER ENDED 30 JUNE 2003

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 30 June 2003 was as follows:

		Qtr.2 2003	Qtr.2 2002	1st Half 2003	1st Half 2002
DOMESTIC GAS	Deliveries (av.tj/day)	304	224	302	245
LIQUEFIED NATURAL GAS (LNG)	Production (Tonnes)	338,481	272,457	666,875	592,637
	Sales Delivered (Tonnes)	331,030	247,504	657,422	580,584
	Cargoes Delivered	34	26	69	61
CONDENSATE	Production (Barrels)	2,540,128	2,293,118	5,198,646	4,686,716
	Sales (Barrels)	2,628,471	2,608,732	5,229,222	4,559,592
COSSACK OIL	Production (Barrels)	1,592,855	1,896,637	3,272,308	3,747,109
	Sales (Barrels)	1,946,111	1,896,500	3,871,214	3,880,117
LAMINARIA OIL	Production (Barrels)	2,243,162	3,685,274	4,697,671	7,520,951
	Sales (Barrels)	2,088,051	3,901,263	4,492,989	6,819,600
LEGENDRE OIL	Production (Barrels)	954,668	1,190,058	2,097,574	2,682,389
	Sales (Barrels)	1,121,184	1,066,085	2,282,463	2,530,345
LIQUEFIED PETROLEUM GAS (LPG)	Production (Tonnes)	32,647	34,925	65,316	68,084
	Sales (Tonnes)	42,314	0	82,015	39,790
TOTAL	**Production (boe)**	**14,749,892**	**14,686,350**	**29,898,589**	**30,871,453**
	Sales (boe)	**15,189,993**	**14,550,218**	**30,537,126**	**29,691,729**

Note: (1) Conversion Factors: refer to last page

(2) In the last quarterly report Q1 2003, Total Sales (boe) were incorrectly reported as 15,264,711 boe, due to an understatement of domestic gas sales. The total sales should have been 15,347,133 boe. This adjustment is now incorporated in the above 1st Half 2003 reported Total Sales (boe).

REVIEW OF PRODUCTION FOR THE QUARTER

North West Shelf

- Domestic Gas: production was above expectation with a new quarterly record of 608 TJ per day (Woodside share 304 TJ per day) due to high customer demand.
- LNG: production was above expectation at 22,317 tonnes per day (Woodside share 3,720 tonnes per day) due to high market demand and reliable system operation.
- Condensate: production was as expected at 114,275 bbl per day (Woodside share 27,914 bbl per day).
- Cossack Pioneer Oil: production was above expectation at 105,024 bbl per day (Woodside share 17,504 bbl per day) due to continued good reservoir performance.
- LPG: production was below expectation at 2,152 tonnes per day (Woodside share 359 tonnes per day) due to production constraints at high total gas demand.

Laminaria and Corallina

- Average production was above expectation at 50,764 bbl per day (Woodside share 24,650 bbl per day) due to high facility uptime. The daily rate at the end of the quarter was 49,018 bbl per day.

Legendre

- Second quarter production was 13% below expectation at 22,836 bbl per day (Woodside share 10,491

successful new horizontal development well (Legendre North-4H).

- As at 30 June production from the Legendre fields was averaging 44,000 bbl per day (Woodside share 20,214 bbl per day) as a result of positive contributions from both the new well and improved compressor performance.

EXPLORATION DRILLING PROGRAMME

Exploration or appraisal wells drilled during the quarter were as follows:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Remarks
Roatan-1	USA	BA490 / G22193	50	Plugged and abandoned.
Egret-3	Australia	WA-10-R	16.67	Oil appraisal: 50m gross hydrocarbon column, comprising 5m of net gas pay & 24m of net oil. Deep gas exploration: 8m gross gas column. Plugged and abandoned.
Guilford-1	Australia	WA-269-P	80	25m gross gas column. Plugged and abandoned.
Gnarlyknots-1A	Australia	EPP-29	40	Plugged and abandoned.
Skiddaw-1 & 2 (geological sidetrack)	Australia	WA-255-P	50	Oil & gas discovery: 22m gross hydrocarbon column. Plugged and abandoned.
Tigger-1	Australia	WA-248-P	45	Plugged and abandoned.
Bison-1	USA	MU-A81 / G24325	50	Plugged and abandoned.
Nickol-1	Australia	WA-1-P	45.94	Plugged and abandoned.
Stybarrow-2	Australia	WA-255-P	50	Oil appraisal: 22m gross hydrocarbon column. Plugged and abandoned.

Third quarter 2003 exploration wells:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Status
Samoa-1	US	BA-A007 / G21314	50	Spudded 28 May, still drilling.
Carteret-1	Australia	WA-4-L	33	Spudded 26 June. Plugged and abandoned.

EXPLORATION INVESTMENTS / DIVESTMENTS

Equity acquired/disposed during the quarter (some transactions may be subject to government and regulatory approval):

Location	Permit No. or Description	Woodside's Interest (%) Increase or (Decrease)	Current Interest %	Remarks
Australia	VIC/P37	62.5	62.5	Gazettal Award
Australia	WA-279-P	(16.15)	53.85	Farm down
Australia	WA-313-P	(16.67)	50	Farm down
Australia	NT/P57	(3.33)	66.67	Farm down
Australia	WA-248-P (1&2)	(35)	45	Farm down

Location	Permit No. or Description	Woodside's Interest (%) Increase or (Decrease)	Current Interest %	Remarks
Australia	AC/P17	(30)	0	Equity sold
Australia	AC/P4	(80)	0	Equity sold
Kenya	Blocks L5, L7, L10 & L11	40	40	Farmin
USA	G20921/KC510, G20929/KC554	6	6	Farmin
USA	G25107/MC902	100	100	Purchased at Lease sale
USA	G19500/KC155	55.26	75	Transfer of equity *
USA	G19517A/KC199	55	75	Transfer of equity *
USA	G17612/KC387, G17613/KC388, G17619/KC431, G17620/KC434, G17626/KC477, G17627/KC478	66.67	100	Transfer of equity *
USA	G21809/GC648, G21823/GC1001	(25)	0	Relinquished

*At no cost

FINANCE

Woodside's revenue and expenditure for the quarter were as follows:

	Qtr.2 2003	Qtr.2 2002	1st Half 2003	1st Half 2002
Sales Revenue ($M)				
Gas Domgas & LNG	175.9	134.7	358.3	303.3
Liquids				
Condensate	100.0	107.2	233.0	166.3
Cossack Oil	77.7	73.8	180.0	146.2
Laminaria Oil	74.8	149.4	186.0	241.2
Legendre Oil	45.1	38.6	102.3	92.2
Liquefied Petroleum Gas	15.1	-	37.6	14.3
LNG Ship Charter Revenue	10.3	11.9	21.4	24.4
Total	498.9	515.6	1,118.6	987.9
Exploration and Evaluation Expenditure($M)[1]				
Exploration				
Expensed[2]	83.8	40.9	173.4	82.5
Capitalised (net)[3]	(7.8)	16.8	29.5	33.6
Evaluation[4]				
Expensed	0.0	0.0	0.0	0.0
Capitalised	23.2	9.2	39.8	18.5
Total	99.2	66.9	242.7	134.6
Capital Expenditure ($M)[1]				
Oil & Gas Properties	96.7	102.7	151.4	205.5
Other Property, Plant & Equipment	33.6	8.5	49.5	17.0
Total	130.3	111.2	200.9	222.5

1. Compared with figures released last year (Capital Expenditure: Exploration Q2 2002 $31.7M and 1st Half 2002 $41.0M and Property Plant & Equipment, Evaluation & Development Q2 2002 $93.6M and 1st Half 2002 $196.8M), the 2002 comparatives above now reflect the adoption of successful efforts accounting. For the purposes of this report the 2002 full year amounts have been allocated equally over the four quarters for the purpose of comparison with the actuals of the relevant quarter of this current year. These comparatives remain subject to finalisation for the purposes of the half year statutory report due for release in August 2003

3. Exploration Capitalised represents expenditure on successful wells and permit acquisition costs during the period and is net of amortisation of exploration permit acquisition costs and net of pending well costs reclassified to expense upon finalisation of well results.
4. Evaluation Expenditure represents evaluation/appraisal on properties on which there has been a successful discovery well.

Conversion Factors*	Factor		2003	2002
Domestic Gas	1tj	=	163.6 boe	163.4 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.8723 boe	8.865 boe
Condensate	1 bbl	=	0.9001 boe	0.8979 boe
Cossack Oil	1 bbl	=	0.9750 boe	0.9749 boe
Laminaria Oil	1 bbl	=	0.9750 boe	0.9749 boe
Legendre Oil	1 bbl	=	0.9750 boe	0.9749 boe
Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1577 boe	8.1501 boe

* minor changes to some conversion factors can occur over time due to gradual changes in the process stream.



ANTHONY NARDONE
ASSISTANT COMPANY SECRETARY

FOR INVESTMENT INQUIRIES
Woodside Petroleum Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: 0439 691 592